

April 9, 2014

<u>Via E-mail</u>
Ms. Hui Nooi Ng
Chief Financial Officer
REDtone Asia, Inc.
Unit 15A, Plaza Sanhe
No. 121Yanping Road
JingAn District, 200042 Shanghai
Peoples Republic of China

   Re: **REDtone Asia, Inc.**
     Form 10-K for the year ended May 31, 2013
     Filed September 13, 2013
     Form 10-Q for the quarterly period ended November 30, 2013
     Filed January 15, 2014
     File No. 333-129388

Dear Ms. Ng:

  We issued comments on the above captioned filings on February 5, 2014**.** On March 20, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

  You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352, or me at (202) 551-3810 if you have any questions.

        Sincerely,

        /s/ Robert S. Littlepage, for

        Larry Spirgel
        Assistant Director